Kestra Investment Services, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	19,093,338
Receivable from broker dealers and clearing firm		18,763,049
Receivable from affiliates		1,064,427
Notes Receivable, Net		3,829,935
Property and equipment, net		435,830
Other assets		4,190,238
Total assets	$	**47,376,817**

Liabilities

Payable for commissions and fees	$	12,416,977
Accounts payable and other accrued liabilities		8,444,126
Payable to affiliates		320,173
Total liabilities		21,181,276

Shareholder's equity

Additional paid-in capital		10,104,412
Retained earnings		16,091,129
Total Member's equity		26,195,541
Total liabilities and member's equity	$	**47,376,817**

The accompanying notes are an integral part of these financial statements.